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                           December 3, 2021

       Peng Sun
       Chief Executive Officer
       AMBG, Inc.
       1185 Avenue of the Americas, Suite 301
       New York, NY
       10036

                                                        Re: AMBG, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed November 29,
2021
                                                            File No. 000-56359

       Dear Mr. Sun:

              We have reviewed your November 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 22, 2021 letter.

       Amended Form 10 filed November 29, 2021

       General

   1. We note your response to comment 1. Please advise us of the natural person who acquired the shares on behalf of
AMBC Enterprises. Disclose the transaction whereby Mr. Peng
                                                        acquired his 86.76%
ownership.



              You may contact Isaac Esquivel at 202-551-3395 or Paul Cline at 202-551-3851 if you
       have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or James Lopez at 202-551-3536 with any other
 Peng Sun
AMBG, Inc.
December 3, 2021
Page 2

questions.



                             Sincerely,
FirstName LastNamePeng Sun
                             Division of Corporation Finance
Comapany NameAMBG, Inc.
                             Office of Real Estate & Construction
December 3, 2021 Page 2
cc:       Hui Chen
FirstName LastName